PW

11019219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 24 2011

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2010 (MM/DD/YY) AND ENDING JANUARY 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER SECURITIES OF AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4411 SUWANEE DAM RD. S 510
(No. and Street)

SUWANEE (City) GA (State) 30024 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 25 2011 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN G. EARLY 770 271 0493 EX 1014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH + HOWARD
(Name – *if individual, state last, first, middle name*)

S. 900 171 17th STREET NW (Address) ATLANTA, (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC., as of JANUARY 31, 20[illegible], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CFO

Title

Notary Public

KELLY L MARTIN NOTARY PUBLIC MY COMMISSION EXPIRES OCTOBER 20, 2014 GWINNETT COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors
Premier Securities of America, Inc.

We have audited the financial statements of Premier Securities of America, Inc. (the Company) as of and for the year ended January 31, 2011 and have issued our report thereon, dated March 17, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(1)(iii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby the Company promptly transmits all funds and delivers all securities received in connection with their activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to their customers. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

March 17, 2011

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED JANUARY 31, 2011

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheet of Premier Securities of America, Inc., (the "Company") a wholly owned subsidiary of The Consortium Group, LLC, at January 31, 2011, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. at January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 17, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
BALANCE SHEET
JANUARY 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	109,982
Prepaid expenses		1,176
Deferred income taxes (Note 2)		1,345
Other current assets		298
Total Current Assets		112,801
Property and Equipment, at Cost		
Furniture and office equipment		51,725
Accumulated depreciation		(51,725)
		-
	$	112,801

STOCKHOLDER'S EQUITY

Stockholder's Equity		
Capital stock, par value $0.01 per share, authorized 25,000 shares, 10,000 shares issued and outstanding	$	100
Additional paid in capital		145,625
Accumulated deficit		(32,924)
		112,801
	$	112,801

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JANUARY 31, 2011

Income	
Fees	$ 13,418
Interest income, net	178
	13,596
Commission Expense	4,597
Operating Expenses (Note 3)	18,416
Net Loss Before Credit for Income Taxes	(9,417)
Credit for Income Taxes (Note 2)	(1,714)
Net Loss	$ (7,703)

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JANUARY 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at Beginning of Year	$ 100	$ 145,625	$ (25,221)	$ 120,504
Net Loss	-	-	(7,703)	(7,703)
Balance at End of Year	$ 100	$ 145,625	$ (32,924)	$ 112,801

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2011

Cash Flows From Operating Activities		
Cash received from customers	$	13,418
Cash paid to suppliers and employees		(23,375)
Interest received		178
Net Cash Required by Operating Activities		(9,779)
Decrease in Cash and Cash Equivalents		(9,779)
Cash and Cash Equivalents at Beginning of Year		119,761
Cash and Cash Equivalents at End of Year	$	109,982

Reconciliation of Net Loss to Net Cash Required by Operating Activities		
Net Loss	$	(7,703)
Adjustments to Reconcile Net Loss to Net Cash Required by Operating Activities		
Credit for deferred income taxes		(1,345)
Decrease in prepaid expenses		80
Increase in other current assets		(298)
Decrease in accounts payable		(144)
Decrease in income taxes payable		(369)
Total adjustments		(2,076)
Net Cash Required by Operating Activities	$	(9,779)

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Premier Securities of America, Inc. (the Company) is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed in February 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments having a remaining maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated useful lives of 5 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through March 17, 2011, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Company accounts for income taxes in accordance with GAAP. This prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company utilizes a two-step approach for evaluating tax positions. Recognition occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement is only addressed if recognition has been satisfied. Under measurement, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon final settlement. The term "more likely than not" is interpreted to mean that the likelihood of occurrence is greater than 50%.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of January 31, 2011, the Company had no uncertain tax positions and therefore accrued no interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal and state jurisdictions. In the normal course of business, the Company is subject to examination by the federal and state taxing authorities. Open periods for all returns are 2007-2010. Net operating loss carryforwards from 2007 were utilized in the 2008-2010 tax years that remain open for examination. State jurisdictions have statutes of limitations generally ranging from three to five years. The Company is not currently under examination by any federal or state authority.

Deferred income taxes are provided for differences in timing of income and expense for financial reporting and income tax purposes. Such differences relate to prepaid expenses and loss carryforwards.

Significant components of the Company's deferred income tax assets (liabilities) as of January 31, 2011 are as follows:

Current	
Net operating loss carryforwards	$ 1,592
Prepaid expenses	(247)
	$ 1,345

NOTE 2 – INCOME TAXES (Continued)

Significant components of the credit for income taxes are as follows for the year ended January 31, 2011:

Current:		
Federal	$	259
State		110
		369
Deferred:		
Federal		961
State		384
		1,345
	$	1,714

The Company has operating loss carryforwards for income tax purposes of approximately $7,500 to be carried forward to offset future taxable income. The carryforward will begin to expire if unused beginning in 2026.

Significant components of the credit for deferred income taxes for the year ended January 31, 2011 are as follows:

Net operating loss carryforwards	$	1,592
Prepaid expenses		(247)
	$	1,345

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid $10,500 to a member of the Consortium Group, LLC, for professional fees during the year ended January 31, 2011.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of the Company's net capital and that the Company shall, at all times, have and maintain net capital of not less than $5,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; there was no aggregate indebtedness at January 31, 2011 and the net capital totaled $109,982.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Premier Securities of America, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Premier Securities of America, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 17, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED JANUARY 31, 2011

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at January 31, 2011	$ 111,087	$ 1,714	$ 112,801
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at January 31, 2011	111,087	1,714	112,801
Deduct: total non-allowable assets from balance sheet at January 31, 2011	(1,474)	(1,345)	(2,819)
Net capital before haircuts on security positions at January 31, 2011	109,613	369	109,982
Haircuts on securities at January 31, 2011	-	-	-
Net capital at January 31, 2011	$ 109,613	$ 369	$ 109,982

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of January 31, 2011.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED JANUARY 31, 2011

During the year ended January 31, 2011, there were no liabilities subordinated to general creditors.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED JANUARY 31, 2011

Professional fees	$	16,027
Licenses and permits		1,865
Insurance		364
Travel and entertainment		25
Bank service charges		20
Postage and delivery		115
	$	18,416

SMITH & HOWARD
Certified Public Accountants and Advisers

171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM